650 Town Center Drive, 20th Floor
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www.lw.com

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Washington, D.C.

File No. 033678-0006

Mr. Owen Pinkerton

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re: ECC Capital Corporation

      Registration Statement on Form S-11 (File No. 333-118253)

Dear Mr. Pinkerton:

We hereby respond on behalf of ECC Capital Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated September 10, 2004 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we are sending a copy of this letter, Amendment No. 1 and supplemental materials in the traditional, non-EDGAR format, including a version of Amendment No. 1 that is marked to show changes from the originally filed Registration Statement.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 1, as marked to show changes from the original filing, which pagination differs from that in the originally filed Registration Statement in some respects.

As a preliminary matter, we note that a number of the Staff’s comments refer to Guide 5, which relates to registration statements relating to interests in real estate limited partnerships, in particular those that utilize third party advisors or managers. The Company is organized as a Maryland corporation. Moreover, as described in the Registration Statement, the Company will be a “self-advised” REIT, meaning that the executive officers and directors of the Company will

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

manage the business and affairs of the Company without the involvement of any third party advisor or manager. As with a typical publicly-held corporation, the executive officers and directors of the Company will be compensated through salary, bonuses and stock awards, rather than through fees, commissions or other arrangements common to syndicated real estate limited partnerships. While the Company agrees that certain of the disclosure required by Guide 5 may be helpful to potential investors in a REIT, and has undertaken to provide that information in response to certain of the Staff’s comments below, the Company believes that much of the Guide 5 disclosure is not applicable to offerings by publicly-owned REITs such as the Company and may tend to confuse potential investors. In responding to the Staff’s comments, which refer to Guide 5, the Company has endeavored to provide the suggested disclosure to the extent that it believes that it is applicable and appropriate and would be helpful to potential investors.

General

1.	Please supplementally provide for our review copies of all third party supporting materials referenced in your prospectus. We note, for example only, references to B&C Lending. Please highlight the relevant portions of these materials that support your disclosure. If such data has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazines, provide us with copies of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared at the request of the registrant, please file a consent from the provider for the use of its name and the information attributed to it.

RESPONSE:

A copy of these materials is included with this letter.

2.	Supplementally, please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

RESPONSE:

The Company intends to utilize a logo on the prospectus cover page, a copy of which is included with this letter.

3.	We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a “blind-pool” offering. Accordingly, please revise to include all the information required by Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief. Please note that prior performance of your sponsors should be considered, especially since you have no operating history.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

*

4.	In preparing your prior performance tables, please adjust content of the tables as appropriate to include disclosures relevant to any prior programs that invest in mortgage-related assets, including, for example, information regarding the nature of the mortgage-related assets, the types of collateral securing the mortgage-related assets, interest rate category (fixed, adjustable, hybrid, balloon), date of origination or issue, lien position or class, maturities, mortgage rates, and delinquency status.

RESPONSE:

*

5.	Supplementally provide us with an analysis as to why the issuance of shares in your merger with Encore Credit Corporation should not be integrated with this offering. As part of this analysis, please provide us with a detailed analysis regarding the exemption from registration you are relying upon in conducting this transaction.

RESPONSE:

The requisite shareholder consent was received prior to the filing of the Registration Statement and is contingent only upon the completion of the public offering contemplated by the Registration Statement and, accordingly, falls within Rule 152. The Company has revised the disclosure to clarify this.

6.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

RESPONSE:

The Company acknowledges the Staff’s comment and will supplementally provide any sales literature prior to use. The Company does not currently intend to distribute any sales material other than the prospectus and the materials to be distributed in connection with the directed share program and will be supplementally provided when they become available.

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

7.	We note that Encore Credit will provide sourcing, underwriting and processing services to you in connection with your mortgage loan portfolio. Accordingly, please provide the information required by Item 5 of Industry Guide 5 with respect to the conflicts of interest inherent in the fees paid to affiliates as well as the information required by Item 24(b) of Form S-11. Your discussion of conflicts should also address conflicts that might arise in the sale to you by Encore Credit of the loans it originates.

RESPONSE:

As the Company has noted in the final paragraph of the introduction section to this letter, the business and affairs of the Company will be managed without the involvement of any third party advisor or manager. While Encore Credit will provide sourcing, underwriting and processing services to the Company, Encore Credit will be a wholly-owned subsidiary of the Company. Accordingly, the Company does not believe there is a conflict between the interests of public investors and those of Encore Credit. The disclosure has been clarified to reflect that the services to be received by the Company will be rendered by its wholly-owned subsidiary, Encore Credit.

8.	Since you disclose elsewhere that, in order to qualify as a REIT, you may need to use a portion of the net proceeds from this offering to purchase a portfolio of mortgage-backed securities, please include disclosure in the Business, Summary and Risk Factors sections regarding the types of MBSs you intend to acquire and the risks associated with MBSs.

RESPONSE:

The Company has revised the disclosure accordingly.

9.	Please provide the disclosure required by Item 25 of Form S-11.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 7, 8 and 114.

10.	Please revise your disclosure to address your policy with respect to each of the activities described in Item 12 of Form S-11. For example, we are unable to find disclosure regarding the activities set forth in subsections (c), (d), (e), (g) and (h) of Item 12.

RESPONSE:

The Company has revised the disclosure accordingly. See page 96.

11.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions with your next amendment so that we have an opportunity to review them.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

Drafts of these opinions will be provided supplementally with this letter.

12.	Your disclosure currently contains a great deal of industry jargon that is not likely to be understood by an investor not in your industry. Please revise your disclosure to explain terms that can only be understood by people in your industry the first time you use such terms. Examples of such terminology include: “whole loan,” “servicing released,” on-balance sheet securitizations,” “cash-out refinancing,” “correspondent mortgage loans,” “over-collateralization requirements,” “discount amortization income” and “REMIC.”

RESPONSE:

The Company has revised the disclosure to explain such terms to the extent possible.

13.	We note your disclosure on page 145 that an unspecified number of shares have been reserved for sale to directors, employees, business associates and related persons. Please revise the summary to briefly describe the directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD’s rules relating to “hot” IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

RESPONSE:

At Encore Credit’s request, the underwriters have reserved for sale to our officers, directors, employees and affiliates (collectively, the “Invitees”) up to 1% of the shares of common stock to be issued in the initial public offering of the Company (collectively, the “Shares”) through a Reserve Share Program (the “Program”) to be conducted by Friedman Billings Ramsey & Co., Inc. (“FBR”). The Shares would be sold to the Invitees at the public offering price in a manner substantially similar to that described below.

Through the Program, Encore Credit will provide FBR with the names and addresses of each Invitee along with the maximum number of Shares which will be reserved for each Invitee.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Based upon this information, FBR will prepare and mail to each Invitee on Encore Credit’s behalf a preliminary prospectus and a package of materials consisting of a short introductory letter from FBR, a letter from Encore Credit describing the Program and its mechanics (the “ECC Investment Letter”), an Indication of Interest Form (“IOI”), a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”) and an NASD Questionnaire intended to ensure that the underwriters can effect the initial public offering in compliance with NASD Rule 2790. This package of materials will also include a phone number that the Invitee may call if he or she has any questions concerning the Program. A W-9 Form will also be included in the package that the Invitees will be advised to simply hold onto until they are subsequently contacted, as applicable, by FBR.

In addition to explaining the mechanics of the Program, the ECC Investment Letter and the Booklet will attempt to make clear that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of Shares or even any Shares, that the Invitee may be required to enter into a 180 day lock up agreement with respect to the Shares purchased through the Program, that no offer to buy Shares may be accepted and no part of the purchase price can be received by us until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn by us, in whole or in part, without obligation or commitment, at any time prior to notice of such offer’s acceptance (which notice is to be given after the effective date of the Registration Statement).

The IOI will be designed to be signed by the Invitee and returned to FBR by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus; that the number of Shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the Shares requested and a reiteration of the fact that no offer to buy Shares can be accepted, and no part of the purchase price can be received by us, until effectiveness of the Registration Statement, and that the indication of interest by the Invitee involves no obligation or commitment of any kind. It will also contain the Invitee’s lock up agreement, if applicable. Another item to be included in the IOI will be designed to provide the vehicle by which the Invitee can indicate the maximum number of Shares in which he or she wishes to express an interest and asks for certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet will contain a series of Frequently Asked Questions about the Program, along with the answers to those questions.

Each of the ECC Investment Letter, the IOI, the Booklet, the NASD Questionnaire and the Frequently Asked Questions and answers will each contain the legend set forth in Rule 134 of the Securities Act of 1933, as amended.

If the Invitee is interested in reserving Shares through the Program, he or she will be directed to return the completed IOI to FBR by a specified date. Once the Invitee has returned a

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LATHAM & WATKINS LLP

completed IOI to FBR, the Invitee’s personal information and the maximum number of Shares in which the Invitee has expressed an interest are forwarded to a FBR financial advisor or registered representative who will contact the Invitee to assist in opening an FBR account to allow for purchase of the Shares. Following receipt of all expressions of interest and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Shares which will be made available to the Invitees. This allocation will be made by the Company, in consultation with FBR. Once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, the FBR financial advisor or registered representative to whom the Invitee has been assigned will contact the Invitee and inform the Invitee of the public offering price and the maximum number of Shares which we have determined that he or she may purchase. The Invitee will then be asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares (subject to a minimum of 250 Shares and subject to the maximum aggregate number of Shares as described above). The Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by us or purchase the maximum number of Shares. If the financial advisor or registered representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Shares, a copy of the final prospectus will be sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee will be handled the same way as any other sale of the Shares to any purchase in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed their indication of interest after the pricing of the offering.

A copy of the initial draft of the Program materials to be used in the United States will be provided supplementally to the Staff for its review once such material is available. Program materials used in foreign jurisdictions, if any, will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

14.	Please refrain from using uppercased defined terms when the meaning of the term is clear from the context. For example, since you explain the proposed merger between you and Encore Capital Corporation early in your prospectus, there is no need to use the term “Merger” throughout when a lowercased reference to the merger is clear from the context.

RESPONSE:

The requested change has been made throughout the Registration Statement.

15.	Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company and Encore Credit were founded by Steve Holder, Shabi Asghar, Steve Szpytek, John Kontoulis and Jon R. Daurio. These individuals may be considered promoters. In the “Management” section, the Company discloses the information called for by Item 11(d). See page 104.

16.	Please provide the pro forma financial information required by Article 11 of Regulation S-X, or advise us why you do not believe pro forma financial statements are required.

RESPONSE:

The merger is between the Company and its parent, Encore Credit. Accordingly, pursuant to Rule 11-01(e) of Article 11 of Regulation S-X, the Company does not believe pro forma financial statements are required.

17.	Provide disclosure on the cover page that this is a blind pool REIT program.

RESPONSE:

*

18.	We refer to the first sentence on the cover page that indicates that you will have a portfolio of “high-yielding” mortgage loans which will offer stockholders “an opportunity for an attractive dividend yield and earnings growth.” This disclosure is not appropriate on the cover page since it exceeds the amount of information called for by Item 501 of Regulation S-K. In addition, in other locations of the prospectus where you repeat this disclosure, please revise so as to make it clear that the mortgages you originate and purchase are “high-yielding” because they carry greater default and delinquency risk than prime loans and that your ability to offer stockholders “an attractive dividend yield and earnings growth” is based on numerous factors aside from the interest income you earn on mortgages you originate and that there is no guarantee that stockholders will receive dividends or that you will achieve earnings growth.

RESPONSE:

The Company has revised the disclosure to eliminate reference to a “high yielding” portfolio.

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

19.	We note your disclosure in the first full paragraph under the offering title language, in the second paragraph on page 1 and elsewhere throughout your prospectus that Encore Credit is a “leading nationwide mortgage company.” Please provide substantiation for this statement and also reconcile this disclosure with the statement on your website that Encore Credit is a “new national non-conforming lender” as well as data in Inside B&C’s 2003 report which ranks Encore Credit as 21st nationwide among subprime mortgage lenders, with only 1.1 % market share.

RESPONSE:

The Company has revised the disclosure to eliminate the characterization that the Company is a “leading” nationwide mortgage company.

20.	Since it appears that many of the mortgage loans you intend to purchase, and that Encore has historically originated, will qualify as “sub-prime,” loans, rather than simply “non-conforming” loans, please revise your disclosure in the first paragraph and throughout the prospectus to clarify that your mortgage portfolios will primarily include sub-prime loans. In addition, include cover-page, summary and general risk factor disclosure regarding the risks associated with your originating and holding sub-prime loans. We note in this regard that sub-prime loans historically are subject to higher levels of defaults and delinquencies.

RESPONSE:

The Company has revised the disclosure accordingly. The Company directs the Staff’s attention to the fourth bullet in the right column on the cover page that notes that subprime loans are subject to higher levels of defaults and delinquencies.

21.	Please revise your cover page risk factors as follows:

•	First bullet, left column - clarify the fact that you have not identified any mortgage-related assets to be purchased with the proceeds of the offering and may not be able to acquire such assets on a timely basis or upon favorable terms;

•	Fourth bullet, left column - explain why the fact that the mortgage origination business is currently at its highest levels ever represents a risk that makes this offering or your business speculative or risky;

•	Fifth bullet, left column - describe each material risk associated with your portfolio-based model of securitizations, rather than referring generically to a “number of risks;”

•	First bullet, right column - disclose whether there are any limitations on the amount of debt that you may incur;

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October 29, 2004

LATHAM & WATKINS LLP

•	Third bullet, right column - revise to clarify that only interest rate increases, rather than fluctuations, may cause losses and highlight the fact that long-term assets are intended to be funded with very short-term liabilities;

•	Fifth bullet, right column - disclose whether there are any limits to the amount of leverage you may employ; and,

•	Sixth bullet, right column - clarify that you will no longer be required to make distributions if you do not qualify as a REIT.

In addition, please add a risk factor discussing your recent loss of one of your warehouse facilities and the possible loss of others in light or your new business strategy, as well as your recent covenant breach in one of your warehouse facilities. Please make conforming changes in the Summary Risk Factors and in the Risk Factors section as well.

RESPONSE:

*

22.	Please provide, by footnote to the underwriting discounts and commissions table disclosure of the financial advisory fee and shares of stock that will be issued to FBR or tell us why you do not believe these fees are underwriting commissions.

RESPONSE:

In response to the Staff’s comment, the disclosure on the cover page of the prospectus has been revised to disclose the financial advisory fee payable to and the restricted stock to be granted to FBR or its designated affiliates.

Table of Contents, page i

23.	Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See SEC Release No. 33-6900.

RESPONSE:

The Company has revised the table of contents accordingly.

24.	We note your disclosure in the final paragraph on page i that you “cannot guarantee the accuracy or completeness” of certain information in your prospectus and that certain other information is based upon “good faith estimates.” Please note that you and the

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

underwriters are responsible for the accuracy and completeness of the disclosure contained in your prospectus. To the extent you have obtained information or an opinion from a third party source and wish to provide an expert consent of the type contemplated by Rule 436 of the Securities Act, you may do so, but you may not disclaim or attempt to minimize your responsibility for any disclosure contained in your prospectus. In addition, since you include substantially the same disclosure on page 39 of the prospectus, please revise to reduce repetition.

RESPONSE:

The Company has revised the disclosure and believes it has reduced repetition to the extent appropriate.

Summary, pages 1 - 12

25.	Your summary currently repeats a great deal of information contained in the body of your prospectus. For example all of the information under the headings “Change in Loan Sale and Portfolio Strategy,” “Our Business Strategy” and “Our Competitive Advantage” on pages 2 - 4 is repeated under the same headings on pages 76 - 78. Please review your summary and eliminate unnecessary repetition within your prospectus. In addition, you include a great deal of repetition within the summary section itself. For example only, you discuss your distribution requirements on pages 2, 4 and 7. Please revise the summary section to reduce repetition.

RESPONSE:

The Company has revised the disclosure and believes it has reduced repetition to the extent appropriate.

26.	Please disclose the fact that you have not identified any specific mortgage assets to purchase with the proceeds of the offering.

RESPONSE:

*

Our Business, pages 1 - 2

27.	We note your disclosure in the final sentence of the last full paragraph on page 2 that you expect to distribute all of the earnings from your loan portfolio. Please clarify whether this includes earnings from your taxable REIT subsidiaries and, if so, whether there are any limitations on your ability to do so.

* Confidential Treatment Request by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure accordingly. See pages 1, 8 and 43.

Change in Loan Sale and Portfolio Strategy, page 2

28.	Please explain in more detail why you believe that issuing mortgage-backed securities will generate a more stable earnings stream than your prior business in the second paragraph on page 2.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 2 and 80.

29.	To the extent possible, please disclose the portion of your operations that you will continue to conduct at the taxable REIT subsidiary level.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 2 and 80.

Our Business Strategy, pages 2 - 3

30.	Please disclose the current and anticipated amount of leverage you will employ.

RESPONSE:

The Company has revised the disclosure with respect to the amount of leverage it intends to employ. See pages 2 and 81. The Company’s current leverage ratio is disclosed in “Selected Historical Consolidated Financial and Other Data.”

31.	Please clarify that, even though you believe your underwriting criteria and policies with respect to LTV ratios, results in higher quality loans with lower default rates, the types of loans you originate and hold are primarily sub-prime loans which inherently pose higher default risk than prime loans.

RESPONSE:

The Company has revised the disclosure accordingly. See page 2.

32.	Please disclose, in the final carry-over paragraph on page 2, what you define as a low LTV loan and state what percentage of your business has historically fallen into this low LTV category.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has eliminated the reference to loan originations with low LTV Ratios.

33.	Please revise your disclosure in the second full paragraph on page 2 to explain how you intend to expand your relationships with the rating agencies named and why you believe that these expanded relationships will result in greater gains on sale and lower over-collateralization requirements.

RESPONSE:

The Company has revised the disclosure to delete this strategy point.

34.	We refer to your disclosure regarding your objective of strengthening your balance sheet. Your current disclosure does not provide any meaningful disclosure as to how you intend to strengthen your balance sheet. Please revise to be more specific or consider removing this bullet point.

RESPONSE:

The Company has revised the disclosure to be more specific as to how the Company intends to strengthen its balance sheet. See pages 3 and 81.

Our Competitive Advantages, pages 3 - 4

35.	If you choose to retain this disclosure, please move your summary risk factors section so that it immediately follows this section.

RESPONSE:

The Company has revised the disclosure to move the summary risk factors section so that it immediately follows this section.

36.	Please revise your disclosure in the final carry-over paragraph on page 4 to identify the non-conforming mortgage originator that Steven G. Holder co-founded, identify the measure by which and area in which it was the largest and provide supplemental substantiation for your claim that it was the largest.

RESPONSE:

The Company has revised the disclosure to identify the mortgage originator that Mr. Holder founded. The Company has further revised the disclosure to delete the text that this mortgage originator was the largest. See pages 3 and 81.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

37.	We refer to the first full paragraph on page 4. Please revise your disclosure regarding the growth in non-conforming residential mortgage originations to delete the reference to “compounded annual growth” since this measurement shows only two snapshots in time and may not be representative of growth over the entire time period. In addition, please provide us with a copy of B&C’s study that supports this statement and clarify whether their measurement reflected growth in the sub-prime and non-conforming market or whether it focused on the non-conforming (i.e. – jumbo loans) aspect.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 4 and 5. The materials requested to support this statement are included with this letter.

38.	We refer to your statement that the non-conforming residential market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven refinancings, in the second paragraph on page 4. Please explain why cash out refinancings make your business less interest rate sensitive than other refinancings.

RESPONSE:

The Company has moved this disclosure to “Our Industry” and has revised it accordingly. See page 5.

39.	Please provide specific empirical data supporting your statement that your origination costs have been lowered in the second full paragraph on page 4. In addition, please explain in more detail how your use of technology helps you “drive loss mitigation efforts.”

RESPONSE:

The Company has revised the disclosure to delete the statement regarding the lowering of origination costs and how technology drives loss mitigation efforts.

Our Corporate History, Formation and Tax Status, pages 4 -5

40.	Please provide more details about the merger. Your disclosure should identify the persons or class of persons who will receive stock in the transaction, the reasons for the merger, whether any consideration other than stock will be given or received and any other material terms of the merger.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure accordingly. Moreover, we refer the Staff to the disclosure in “Federal Income Tax Considerations” for the reasons behind the merger. See page 5.

Risk Factors, pages 13 -37

41.	We note that Friedman, Billings, Ramsey & Co. will receive restricted stock as partial consideration for underwriting services in connection with the offering. Please include a risk factor to address Friedman, Billings, Ramsey & Co.’s conflict of interest as an underwriter in this offering.

RESPONSE:

*

42.	Please add a risk factor that discusses your reliance on originating cash-out refinancings.

RESPONSE:

The Company has revised the first risk factor on page 21 to address the Staff’s comment.

43.	Please add a risk factor discussing the fact that you will use approximately 30% of your available cash to make termination payments to Residential Funding Corporation. Include in this discussion any benefit that will accrue to your officers, directors or control persons as a result of their shareholdings in Residential Funding Corporation.

RESPONSE:

The Company has already made the termination payment to Residential Funding Corporation. The Company has revised the risk factor on page 18 accordingly. The Company’s officers, directors and control persons are not shareholders of Residential Funding Corporation.

44.	In many instances your risk factor headings merely state a fact about your business but do not describe why the fact makes your business or the offering speculative or risky. Examples include:

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

•	“The residential mortgage origination business is a cyclical industry and is currently at its highest levels ever”

•	“Our warehouse and repurchase facilities contain covenants that restrict our operations”

•	“The success and growth of our business will depend on our ability to adapt to and implement technology changes”

•	“The initial public offering price may be higher than the market price of our common stock after this offering”

Please review each risk factor heading and revise, as appropriate, to include a statement of the risk presented to this offering or your business.

RESPONSE:

The Company has revised the risk factor headings accordingly, to the extent appropriate.

Risks Related to Our Business Activities, pages 13 - 30

Our success will depend on our ability to originate non-conforming residential mortgage loans for our portfolio, page 13

45.	Please delete the second sentence of the first paragraph under this heading, as it tends to mitigate the risk presented.

RESPONSE:

The Company has deleted this sentence.

If we do not obtain and maintain the appropriate state licenses for ECC Capital, ECC Capital will not be allowed to acquire or fund mortgage loans in some states, which could adversely affect our operations, page 13

46.	Your current disclosure highlights the licenses you currently have and does not focus on the risk presented, the licenses you do not have. Please revise your disclosure to emphasize the types of licenses you still require and identify specifically the states in which you have yet to acquire those licenses. Remove disclosure emphasizing the fact that you have obtained certain licenses, as it tends to mitigate the risk presented.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 13 and 14.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Our ability to generate net interest income from our securitizations is dependent upon the success of our portfolio-based model of securitization, which is subject to a number of risks, pages 14 - 15

47.	Please explain in more detail why the reduced flexibility you describe in each of the first 3 bullet points under this heading presents a risk to your business. In addition, please explain the risk presented by your possible need to seek outside funding sources, as described in the final sentence under this risk factor heading.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 15 and 16.

Our success will depend on our ability to obtain financing to leverage our equity. Our inability to realize gains on our investments and through our leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses, page 16

48.	Please disclose whether there are limits to the amount of leverage you may incur, and disclose your current leverage ratio.

RESPONSE:

The Company has made the requested disclosure with respect to the amount of leverage it intends to employ. See page 17. The Company’s current leverage ratio is disclosed in “Selected Historical Consolidated Financial and Other Data.”

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed, pages 16 - 17

49.	Please briefly define the terms, “discount amortization income” and “premium amortization expense” as such terms are used on page 18.

RESPONSE:

The Company has revised the disclosure to eliminate the use of these technical terms.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

We are dependent on a limited number of purchasers of our loans, and the inability or unwillingness of these purchasers to purchase our loans could have a material adverse impact on our financial position and business, page 19

50.	Please disclose the percentage of your loans, for the years ended December 31, 2002 and 2003 that you sold to Residential Funding Corporation. In addition, please identify any party that purchased in excess of 10 percent of your loans during the year ended December 31, 2003 or a more recent period, if applicable.

RESPONSE:

The Company has revised the disclosure accordingly. See page 20.

The loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on the loans that we retain or are required to repurchase, page 21

51.	Please describe the circumstances under which you would be required to repurchase loans. In addition, please provide the default rates for your mortgages during 2002 and 2003.

RESPONSE:

*

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to make, purchase or price non-conforming residential mortgage loans, which could adversely impact our earnings, pages 23 - 24

52.	Please identify the jurisdictions in which Encore Credit has ceased doing business, as described in the second full paragraph on page 23 and disclose whether you intend to continue to refrain from doing business in those jurisdiction.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 24 and 25.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

As of July 1, 2003, we were no longer able to rely on the Alternative Mortgage Transaction Parity Act to preempt certain state law restrictions on prepayment penalties, which could adversely impact our earnings, pages 24 - 25

53.	Please identify, in the final carry-over paragraph on page 24, the states in which prepayment penalties are prohibited.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 26 and 27.

Stockholder, director and officer refusal to comply with regulatory requirements may interfere with our ability to do business in certain states, pages 28 - 29

54.	Please expand your disclosure under this heading to specifically describe the types of material limitations certain states place on your officers, directors and control persons that creates a risk that is unique to your business or industry.

RESPONSE:

The Company has revised the disclosure accordingly. See page 31.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use and security of customer information, page 29

55.	Please delete the second sentence under this heading as it tends to mitigate the risk presented.

RESPONSE:

This sentence has been deleted.

Loss of our executive officers or the inability to attract and retain key employees could result in a material adverse effect on our business, page 29

56.	Please name each individual that you consider key to your business, rather than referring generically to “key employees.”

RESPONSE:

The Company has revised the disclosure to include the names of certain key employees and change the reference from “key employees” to “account executives.” See page 32.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Risks Related to Our Organization and Structure, pages 30 - 33

Provisions of our charter and bylaws may limit the ability of a third party to acquire control of the company, pages 30 - 31

57.	Please combine this risk factor with the risk factor that begins at the bottom of page 31 or revise your disclosure to sufficiently distinguish the 2 risks.

RESPONSE:

The Company has revised the disclosure to combine these risk factors. See page 33.

Maintenance of our Investment Company Act exemption imposes limits on our operations, page 33

58.	Please provide a brief summary of the limitations that the Investment Company Act will impose on you in order to retain your exemption.

RESPONSE:

The Company has revised the disclosure to provide a brief summary. See page 35.

Risks Related to this Offering, pages 33 - 36

Future sales of our common stock by insiders may depress the price of the common stock, page 35

59.	Please combine this risk factor with the risk factor that immediately follows it or revise your disclosure to sufficiently distinguish the 2 risk factors.

RESPONSE:

The Company has revised the disclosure to combine these two risk factors. See page 37.

Special Note Regarding Forward-Looking Statements, page 38

60.	We refer to the first bullet point on page 38 which appears to be overly broad and captures a great deal of disclosure that would not constitute forward-looking statements. Please revise to remove this bullet point.

RESPONSE:

The Company has revised the disclosure to delete this bullet point. See page 40.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Use of Proceeds, page 40

61.	We note that you intend to use a portion of the proceeds to continue to expand your wholesale mortgage operations. Please provide estimates of the amount of proceeds you intend to use in furtherance of such expansion. For example, disclose whether you intend to hire additional employees or open additional regional offices. In addition, explain whether this expansion will entail transferring proceeds to your taxable REIT subsidiaries and, if so, identify what percentage of the proceeds you intend to transfer. Finally, to the extent possible, please estimate the amount of proceeds you will need to allocate to the purchase of a portfolio of MBSs in order to qualify as a REIT.

RESPONSE:

*

Distribution Policy, page 41

62.	Refer to the second bullet point in the second paragraph on page 41. Please provide additional details about the provisions of the MGCL that might affect distributions.

RESPONSE:

The Company has revised the disclosure accordingly. See page 43.

Dilution, pages 44 - 45

63.	Please include a statement of the increase in per share net book value to existing stockholders in the final sentence on page 44.

RESPONSE:

The Company has revised the disclosure accordingly. See page 46.

Our Structure and Formation Transactions, pages 46 - 47

64.	Include in your discussion in the fifth paragraph on page 46 the date upon which the shareholder vote related to the merger will take place.

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure to clarify that the requisite shareholders’ vote has been obtained. See page 48.

65.	We note that a majority of Series A and Series B preferred shareholders must also approve the proposed merger in order for it to occur. From your disclosure, it appears that Messrs. Holder and Asghar hold an aggregate of 28.9 % and 47 % of the Series A and Series B preferred shares. Do you have any voting agreements that cover the remaining shares needed in order to complete the proposed merger? If not, please discuss what would happen if majority approval is not received from these classes of stockholders.

RESPONSE:

The Company has revised the disclosure to clarify that the requisite shareholder vote has been obtained. See page 48.

Selected Historical Consolidated Financial Data, pages 48 - 49

66.	Refer to the first row of the chart beginning on page 48. Please describe, by footnote or otherwise, what the sources of “other” revenues are in the line entitled “Total gain on sale of loans and other.”

RESPONSE:

The Company has revised the disclosure to add the requested footnote. See pages 50 and 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 50 - 73

General

67.	Please provide us with supplemental support for your statement that your sector is “growing” and that it provides “one of the most attractive opportunities in the residential mortgage market.” We note, for example, that you have disclosed elsewhere that market originations are expected to be substantially lower in 2004 and in the future than they were in 2003.

RESPONSE:

The Company has revised the disclosure to delete these statements.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

68.	Revise your Management’s Discussion and Analysis to include the following information related to stock options:

•	The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

•	A discussion of the significant factors, assumptions and methodologies used in determining the fair value of the Company stock on the grant date.

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

RESPONSE:

*

ECC Capital’s Critical Accounting Policies, pages 52 - 55

Hedging, page 54

69.	Disclose the Company’s policy for accounting for derivative instruments. Include disclosure here, and in Note A to the Consolidated Financial Statements, of the method used to determine fair value of derivatives.

RESPONSE:

The Company has revised the disclosure to include the Company’s policy for accounting for derivative instruments. See pages 57 and 58. Please also see changes to Note A to the Consolidated Financial Statements – Derivative Instruments and the modified disclosure in the MD&A’s “ECC Capital’s Critical Accounting Policies” section.

70.	Please expand your disclosure, in the second full paragraph on page 55, to explain whether the lack of limitations on the hedging activities of your taxable REIT subsidiaries provides any benefit in the transactions undertaken at the parent level.

RESPONSE:

The Company has revised the disclosure accordingly. See page 59.

*	Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Results of Operations, pages 57 - 61

71.	In various places throughout the discussion of your operating results, you cite certain economic or other trends that you believe have affected changes in your results from period to period. Please expand your disclosure to include the reasons for the trend and a statement of your belief about whether the trend is likely to continue or is a one-time event that is not likely to reoccur. Examples of such trends include:

•	An increase in the number of buyers of non-conforming loan products, in the final paragraph on page 57;

•	Higher origination volume, discussed in the final paragraph on page 58;

•	A decline in overall financing rates, in the second full paragraph on page 59; and,

•	An increase in loan volume, in the final carry-over paragraph on page 59.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 61 through 64.

Three Months ended March 31, 2004 Compared with Three Months ended March 31, 2003

72.	Please describe in greater detail the improvements in market conditions that affected the secondary whole-loan sale market in the first full paragraph on page 58.

RESPONSE:

The Company has revised the disclosure accordingly. See page 62.

73.	Please discuss, in the third paragraph on page 59, whether you believe that your number of employees has stabilized and whether you will need to hire employees with different skills or train your current employees in different skills in light of the change in your business direction.

RESPONSE:

The Company has revised the disclosure accordingly. See page 63.

Off-Balance Sheet Arrangements, pages 61 - 62

74.	Please describe in more detail, in the final paragraph on page 61, the type of “non-credit related recourse” that might give rise to an ability of the trust or its investors to require you to repurchase their loans.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure to eliminate the use of the term “non-credit related recourse.”

Liquidity and Capital Resources, pages 62 - 66

Contractual Obligations, page 62

75.	Please include payments under your warehouse facilities, and the related interest costs, in your summary of contractual obligations.

RESPONSE:

The Company has revised the disclosure accordingly. See page 66.

76.	Please disclose your commitments, such as your forward sales contracts, commitments to fund loans, other commitments to sell loans, etc., as required by FR 61.

RESPONSE:

The Company has revised the disclosure accordingly. See page 66.

77.	It does not appear that you have included your equipment lease described in the second full paragraph on page 65 in your table. Please include this obligation in your table or advise us.

RESPONSE:

The Company has revised the disclosure accordingly. See page 66.

78.	Please explain in more detail, in the second paragraph on page 63, how the limit on “wet” funding affects your operations or this offering. In addition, provide the total dollar sub-limits for such funding.

RESPONSE:

The Company has added the “wet” funding sublimits to the table on page 69.

79.	We note that your warehouse facilities contain a covenant that restricts you from entering into mergers. Please disclose whether you have obtained a waiver of this covenant. In addition, please expand your disclosure to discuss the limitations on your

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

ability to declare dividends and the effect, if any, this may have on your ability to qualify as a REIT.

RESPONSE:

The Company has revised the disclosure to indicate that it anticipates receiving the requisite consent for the merger prior to the completion of this offering. See page 68. The Company is currently negotiating appropriate amendments to its warehouse facilities to allow the Company to declare the distributions necessary for it to qualify as a REIT. The Company will disclose any limitations on its ability to declare dividends after it has finalized its negotiations with its warehouse lenders.

80.	In light of the pending change in your operations, please provide additional disclosure that provides more detail about why you believe that you will be able to extend your warehouse lines of credit in the ordinary course of business, as discussed in the second paragraph on page 63.

RESPONSE:

*

81.	We note your reference to various types of sublimits in your warehouse facilities in the final 2 paragraphs on page 64. Please briefly explain how those limits affect your operations, and state the actual dollar amount of the sublimits.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 68 and 69.

82.	Please explain more clearly the relationship between the decrease in cash flow from financing activities and the stabilizing in the increase of your warehouse limits, as described in the first paragraph on page 66.

RESPONSE:

The Company has revised the disclosure accordingly. See page 70.

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Quantitative and Qualitative Disclosure about Market Risk, pages 67 - 71

83.	Please revise your disclosure in the left column of the chart on page 70 to define what is meant by “adverse change.”

RESPONSE:

The Company has revised the disclosure accordingly by changing the characterization to “increase” rather than “adverse change.” See page 74.

Related Party Transactions, page 72

84.	With respect to your disclosure regarding RFC, please briefly define what a “short-term event” was as defined in the letter agreement. In addition, please disclose whether RFC was/is an affiliate of Encore and, if so, what the nature of the relationship is.

RESPONSE:

The Company has revised the disclosure to include the requested information. See page 76.

85.	Please revise your disclosure in the final paragraph on page 73 to clarify the number of shares or warrants currently held by Residential Funding Corporation, if any.

RESPONSE:

The Company has revised the disclosure to include the requested information. See page 77.

Business, pages 74 - 96

86.	Where you discuss the activities that will be conducted by your taxable REIT subsidiaries following this offering, please also discuss the limitations you will be subject to, as a REIT, with respect to the portion of your activities that can be conducted by TRSs.

RESPONSE:

The Company has revised the disclosure accordingly. See page 80.

87.	Please provide a discussion of the default and delinquency risk presented by holding a portfolio of sub-prime and non-conforming loans. To the extent you have historical data regarding default rates and delinquencies, please include this as part of your discussion.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

As discussed in the Company’s response to Comment No. 51, the Company does not maintain such historical data.

88.	Refer to the second paragraph on page 74. Please expand your disclosure to describe what you mean when you say that you intend to “grow your equity capital base” and provide information about why this is important to your overall business strategy.

RESPONSE:

The Company has revised the disclosure accordingly. See page 78.

Change in Loan Sale and Portfolio Strategy, pages 76 - 77

89.	Please identify what the acronym “MBA” stands for in the final full paragraph on page 76.

RESPONSE:

The Company has revised the disclosure accordingly. See page 4.

Our Competitive Advantages, page 78

90.	It is not clear why you consider the fact that a substantial majority of the loans you originate and hold will be comprised of cash-out refinancings and home purchases as a competitive advantage since your competitors in the sub-prime and non-conforming sector own the same types of investments. If you choose to retain this language, please revise to indicate this.

RESPONSE:

The Company has revised the disclosure to delete this language.

Loan Programs and Risk Categories, pages 79 - 82

91.	We note your discussion of credit grades in the second full paragraph on page 80. Please expand this discussion to show how each credit classification relates to a FICO score range and any other relevant borrower criteria. In addition, include a chart showing the full range of FICO scores. Finally, please include a chart showing what percentage of your revenues for the year ended December 31, 2003 that represented loans to individuals within each credit grade.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure to include the weighted average FICO score and FICO score range for each credit grade in the chart on page 88. This chart also shows the loan origination volume for each credit grade. The chart on page 89 shows the full range of FICO scores of our borrowers and the loan origination volume for various FICO score ranges.

92.	It appears that the fifth sentence in the final carry-over paragraph on page 80 may be missing some words or punctuation. Please revise or advise.

RESPONSE:

The Company has revised the disclosure accordingly. See page 85.

Loan Production, pages 82 - 86

93.	Refer to the chart at the bottom of page 82. Please provide a footnote explanation of the difference between “original purchase loans” and “first mortgage loans.”

RESPONSE:

The Company has revised the disclosure accordingly. See page 86.

94.	We refer to the table on the bottom of page 83. Please include a footnote to the table, that makes clear that the grades you assign to each of the categories listed is an internal measurement that may differ from your competitors. In addition, your explanation should also make clear that even the AA and A+ loans would be considered sub-prime and carry greater default and delinquency risk than prime loans.

RESPONSE:

The Company has revised the disclosure accordingly. See page 88.

95.	In the same table on page 83, please include the average FICO score under each grade.

RESPONSE:

The Company has revised the disclosure accordingly. See page 88.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Underwriting, pages 86 - 88

96.	Please expand your disclosure, in the third, fourth and fifth paragraphs on page 88, to identify the approximate percentage of your current business represented by loans falling within each level of documentation requirement.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 92 and 93.

97.	Please explain in more detail how your appraisal review process supports the appropriate value to determine the desired LTV ratio, as described in the sixth paragraph on page 88.

RESPONSE:

The Company has revised the disclosure accordingly. See page 93.

Legal Proceedings, page 96

98.	Please provide more details about the opposition filed against your trademark application, including an explanation of the basis upon which the opposition was made and the steps you are taking to resolve the matter.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 101 and 102.

Management

Committees of the Board of Directors, page 99

99.	When known, please identify the directors that will serve in each of the committees listed. In addition, we note your statement on page 98 that three other directors will be “identified” upon closing of the offering. Supplementally, please tell us whether you will disclose the identity of these individuals prior to the registration statement being brought effective.

RESPONSE:

The Company will identify the directors who will serve on the various committees as that information becomes available. This disclosure will be made prior to the Registration Statement becoming effective.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Executive Compensation, pages 102 - 106

100.	Please add disclosure describing the reasons for the bonuses that were paid out during the first half of the year to various executives which greatly exceed prior year bonuses and the amounts the executives will be eligible to receive following the completion of the offering.

RESPONSE:

The Company has revised the disclosure to clarify that the amounts paid during first six months of 2004 included amounts earned but unpaid in 2002 and 2003.

Employee Severance Agreements, page 104

101.	Please disclose the duration of the employment agreements entered into with your senior executive officers.

RESPONSE:

The Company is still in the process of drafting these agreements and will include this information as it becomes available.

Employee Benefit Plans, pages 104 - 106

102.	Please disclose whether the Deferred Compensation Plan will be transferred to ECC in connection with the merger, or terminated.

RESPONSE:

The Company has revised the disclosure to reflect that the Deferred Compensation Plan will be transferred to the Company in connection with the merger. See page 113.

Certain Relationships and Related Transactions

Conflicts of Interest, page 107

103.	Please disclose how the purchase value of the option held by Mr. Holder is determined and the value of the payments you make under the lease.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

*

Principal and Selling Stockholders, page 108

104.	Please revise the share ownership table so that the total amount of shares held by executive officers and directors as a group is properly reflected. Currently, this figure exceeds the total shares issued and outstanding. While we recognize that the beneficial ownership rules requires, in some cases, that more than one person or entity be the beneficial owner of the same shares, the total amount of shares held by insiders should not reflect this overlap. Please revise accordingly. In addition, please add a column to the table that shows percentage ownership by each person or entity prior to the offering and merger.

RESPONSE:

The Company has revised the disclosure to include the requested column. See page 116. As described in the paragraph above the table, beneficial ownership is determined in accordance with Rule 13d-3. Accordingly, the Company has included shares that the individuals have the right to acquire within 60 days which results in the total number of shares held by the individuals listed in the table exceeding the total number of shares actually issued and outstanding.

Description of Capital Stock, pages 110 - 115

105.	Please revise the italicized paragraph to remove the implication that your disclosure is not complete. While we recognize that a summary, by its very nature is not complete, your disclosure should not imply that there are material terms that are not being presented to stockholders.

RESPONSE:

The Company has revised the disclosure accordingly.

106.	Please clarify whether the preferred stock that may be authorized by the board of directors without the approval of the common shareholders may have rights that are senior to the common stock.

RESPONSE:

The Company has revised the disclosure accordingly. See page 119.

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

107.	Please include the current number of holders of each class of your stock and that of Encore Credit. Refer to Item 201(b) of Regulation S-K.

RESPONSE:

The Company has revised the disclosure accordingly. See page 118.

Certain Provisions of Maryland Law and Our Charter and Bylaws, page 116

108.	Please disclose the minimum number of directors required under the MGCL.

RESPONSE:

The Company has revised the disclosure accordingly. See page 124.

Shares Eligible for Future Sale, pages 121 - 122

Rule 701

109.	Please clarify, in the first sentence on page 122, that Rule 701 exempts from registration resale of shares originally issued under a written compensatory benefit plan. Your current disclosure suggests that the scope of Rule 701 is much broader.

RESPONSE:

The Company has revised the disclosure accordingly. See page 130.

Federal Income Tax Considerations, page 123

110.	We note your statement that an opinion from your tax counsel regarding your REIT qualification is a condition to the closing of the proposed offering. Please be aware that an opinion from counsel must be filed before the registration statement may be brought effective.

RESPONSE:

The Company acknowledges the Staff’s comment and will file the opinion prior to the Registration Statement becoming effective.

Underwriting, pages 144 - 150

111.	Please include all forms of compensation to be received by the underwriters in connection with this offering you’re your underwriter’s compensation table on page 145. We note in this regard that the financial advisory fee and the shares of restricted stock be

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

received by Friedman, Billings Ramsey & Co. do not appear to be included in the table. Please see Item 508(e) of Regulation S-K. If you believe these fees are not underwriting discounts or commissions, please supplementally tell us why.

RESPONSE:

In response to the Staff’s comment, the disclosure in the underwriter’s compensation table on page 151 of the prospectus has been revised to include the financial advisory fee payable to and the restricted stock to be granted to FBR or its designated affiliates.

112.	We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

•	Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. Alternatively, if the underwriters will be using procedures previously cleared by the staff, please confirm this. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

•	Briefly describe any electronic distribution in the filing

•	Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

•	Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

RESPONSE:

FBR.com, a division of FBR Investment Services Inc. will be facilitating internet distribution for this offering to certain of its internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the internet website maintained by FBR. We are advising the Staff supplementally that the Company has been informed by FBR that its procedures have been filed with the SEC Division of Corporation Finance and that it is on the “pre-approved list” that is

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

disseminated to the Staff’s reviewers. FBR has been advised by the Staff to refer future Staff reviewers to the “pre-approved list.” If, and as, additional underwriters join the underwriting syndicate for this offering, we will update our response as appropriate.

FBR has advised us that they have no current arrangement with a third party to host or access the preliminary prospectus on the internet. However, FBR has contracted with Yahoo! Net Road Show to conduct an internet roadshow. The purpose of this contract is not specifically to host or access the preliminary prospectus, but rather to provide access to the roadshow to institutional investors and/or other accredited investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! Net Road Show has informed FBR that it conducts internet roadshows in accordance with the Net Roadshow Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the applicable web site.

113.	Please disclose the number of shares that are subject to the lockup agreement referenced on page 144.

RESPONSE:

The Company has revised the disclosure accordingly. See page 129.

114.	We refer to your discussion of how the offering price will be determined on page 146. Since you will not own any real properties, it is not clear what the meaning of the fourth bullet point is. Please revise or advise.

RESPONSE:

The Company has revised the disclosure to delete the reference to real property and to clarify how the offering price will be determined. See page 154.

115.	Please identify your auditor as an expert on page 151.

RESPONSE:

The Company has revised the disclosure accordingly. See page 159.

Consolidated Financial Statements of Encore Credit Corp. and Subsidiary, page F-1

116.	In the next amendment, please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

RESPONSE:

The Company has revised the disclosure to update the financial statements for the six months ended June 30, 2004.

117.	We note that you were formed in October 2001 and began operations in March 2002. In the next amendment, include a Consolidated Statement of Income for the period from inception (October 2001) through December 31, 2001, or advise us.

RESPONSE:

The Company has revised the disclosure to add an audited Consolidated Statement of Income for the period from inception (October 18, 2001) through December 31, 2001.

Note A – Summary of Significant Organizational and Accounting Policies, page F-7

118.	In the next amendment, please disclose why you have included the financial statements of Encore Credit in the filing, and the basis for presenting the financial statements as predecessor financial statements to ECC Capital Corporation, if so. Please clearly label the financial statements as predecessor financial statements, as appropriate.

RESPONSE:

The Company has revised the disclosure to make the requested changes to Note A of the financial statements. See page F-8. The Company is currently a wholly-owned subsidiary of Encore Credit Corp. and will become the parent company of Encore Credit Corp. via reverse merger and elect to be taxed as a REIT. The Company does not believe it is appropriate to disclose Encore Credit Corp. as a predecessor company because Encore Credit Corp. will continue its loan origination and loan sale business subsequent to the reverse merger as a taxable REIT subsidiary.

119.	Please advise us of, and disclose in the next amendment, the method you will use to account for the merger transaction between ECC Capital Corporation and Encore Credit Corp. Include support for your method and cite relevant accounting literature.

RESPONSE:

The Company has revised the disclosure to make the requested changes to Note A of the financial statements. See page F-8.

As required by Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations,” the transaction will be accounted for as a transfer of net assets between entities under common control. The Company’s financial statements will record the net

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

assets transferred at their carrying values in the accounts of Encore Credit as though the transfer occurred at the beginning of the periods presented.

Note A - Summary of Significant Organizational and Accounting Policies

Allowance for Loan Losses, page F-8

Note B – Loans and Allowance for Loan Losses, page F-13

120.	Since all of your mortgage loans are classified as held for sale and are carried at the lower of cost or market value, please advise us, and disclose in the next amendment, why you have established an allowance for loan losses, and how an allowance for loan losses on loans held for sale is in compliance with generally accepted accounting principles. Please include support for your assertion.

RESPONSE:

The Company refers the Staff to its discussion on Mortgage Loans Held for Sale in Note A – Summary of Significant Organizational and Accounting Policies. In this discussion, the Company notes that it carries loans at the lower of cost or market and that unrealized losses are recognized by a direct reduction in loan value and a corresponding reduction to income. These unrealized losses are a result of the Company’s recognition that from time to time, the Company will sell loans below par value. Management has estimated the unrealized losses on the future sale of such loans through the evaluation of credit risk, trends in historical loss experience, specific impaired loans, and economic conditions. The reduction in loan value due to this evaluation results in a carrying amount equal to the lower of cost or market. The Company previously identified the amount in which loans would be sold for less than par value as an allowance for loan losses. However, in order to eliminate confusion to the readers of the financial statements, the Company has removed the discussion on the allowance for loan losses from Note A and has revised Note B – Loans and Allowance for Loan Losses to reflect the loan balance at the lower of cost or market as a net amount and not separately identify the adjustment to market value for loans with a value less than par. See pages F-16 and F-17.

121.	Please supplementally advise us why you recognized a negative provision for loan losses of $236,000 during the period ended March 31, 2004. Include support for your accounting for a negative provision.

RESPONSE:

The Company has made an immaterial reclassification from the allowance for loan losses (Lower of Cost or Market adjustment) to the repurchase allowance in order to properly reflect the estimated balance in the respective accounts. This reclassification did not have a material impact to the overall financial statement presentation of the Company’s assets and liabilities. The result of this reclassification was a reduction to the allowance for loan losses (Lower of Cost or Market adjustment as noted in the response to item 120), and an increase in the repurchase

Securities and Exchange Commission

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LATHAM & WATKINS LLP

allowance, which is recorded as an accrued expense. In addition, the Company’s management evaluated and determined that the under accrual of repurchase reserve and over accrual of allowance for loan losses (Lower of Cost or Market adjustment) occurred in the same reporting period and the reclassification resulted in a neutral effect on the statement of income.

Note A – Summary of Significant Organizational and Accounting Policies

Repurchase Allowance, page F-8

Transfer of Financial Assets, page F-9

122.	We note that you establish a repurchase allowance where there is a potential for the repurchase of loans previously sold. Please advise us how you determined that these loans should be accounted for as sales, and how your policy of recognizing these transactions as loan sales is in compliance with SFAS 140. In the next amendment, please present the information required by Schedule II of Rule 5-04 of Regulation S-X for the repurchase allowance separately from the allowance for loan losses.

RESPONSE:

The Company believes all sales to third party investors should be accounted for as sales in accordance with paragraph 9 of SFAS 140, as the Company has relinquished control by transferring the assets to a third party, the third party has the right to pledge or exchange the assets, and the Company does not maintain effective control through an agreement that both entitles and obligates it to repurchase the assets. The Company further advises the Staff that the Company is not entitled to repurchase the assets and is only obligated to repurchase the assets if the investor alleges there has been a violation of representations and warranties, which is customary to the mortgage banking industry.

The Company has revised the repurchase allowance information in Note A – Summary of Significant Organizational and Accounting Policies and identified the components of the reserve in a manner consistent with Schedule II of Rule 5-04 of Regulation S-X.

Note A – Summary of Significant Organizational and Accounting Policies

Revenue Reorganization, page F-7

Transfer of Financial Assets, page F-9

Residual Interest in Securitization, page F-11

123.	Please revise your disclosure in the next amendment to clearly explain in your accounting policy note all parts of the transactions that involve the transfer of financial assets, including securitizations, sale of residual interests, retention of residual interests by you, the nature of the residual interests sold and retained, and the method used to

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

account for each transaction (e.g., securitizations, retained interests, and sold residual interests), so that these transactions and the accounting treatment are transparent to the reader. Support your method of accounting. Include in your response and revised disclosure the facts and circumstances that you follow in order to determine if a securitization transaction should be accounted for as a sale or as a financing arrangement, including your use of trusts and special purpose entities and the effects of their use on your accounting treatment. Disclose the methods used to determine the relative fair values of the loans, of any retained residual interests, and of the residual interests (i.e., net interest margin bonds) upon sale, and the method used to amortize the capitalized value of the residual interests in securitizations. Support the method used.

RESPONSE:

The Company has revised Note A – Summary of Significant Organizational and Accounting Policies to clarify the Company’s accounting for securitization transactions, gain on sale recognition, and residual interests. Additionally, the Company has revised Note A to discuss the structure of its securitization transactions. See pages F-14 and F-15.

124.	Since you account for the retained residual interests in securitizations as available-for-sale securities, please advise us of your basis for reporting decreases in the fair value as a loss against earnings in the period of change. Do you consider all decreases to be other-than-temporary and, if so, include support for your assertion? Please clearly explain how you account for the residual interests in securitizations, include support for your policy, and cite relevant accounting literature.

RESPONSE:

The Company has revised Note A – Summary of Significant Organizational and Accounting Policies to explain the Company’s policy for reporting changes in the fair value of the residual interests classified as available-for-sale securities. Further, the Company advises the Staff that the decrease in residual interests was recorded in earnings, as estimated cash flows decreased from previous estimates, which resulted in an other-than-temporary impairment according to the requirements of EITF 99-20. See page F-15.

Note B – Loans and Allowance for Loan Losses, page F-13

125.	Revise to include a disclosure of the components of the net gains on sale of loans. Include in your disclosure the proceeds from the sale of loans and the value of loans sold.

RESPONSE:

The Company has revised Note B to include disclosure of the components of the net gains on sale of loans. See page F-17.

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Note E – Borrowings, page F-15

126.	Please disclose if you will be able to cure the default on the leverage ratio covenant related to the one warehouse line of credit at each measurement date within the next 12 months. Also, please disclose the amount of the obligation and the period of the waiver. Refer to Rule 4-08(c) of Regulation S-X.

RESPONSE:

Please note that the Company received a one-time waiver from its lender for defaulting on one negative covenant on March 31, 2004. However, such default was cured in all subsequent months, and on the date of the most recent balance sheet being filed. As a result, footnote E of the most current financial statements included in Amendment No. 1 was revised according to the Rule 4-08 of Regulation S-X.

Note G – Commitments and Contingencies, page F-16

127.	Please advise, and disclose in the next amendment, the method used to account for commitments to fund loans and commitments to sell loans, and the method used to determine fair value, as appropriate. Cite relevant accounting literature.

RESPONSE:

SFAS 149 states that loan commitments are legally binding contracts to extend credit to a counterparty under certain pre-specified terms and conditions. Accordingly, these commitments are subject to SFAS 149 if they are legally binding contracts. The Company does not consider the commitments to fund loans as legally binding contracts because no rate locks are offered to the borrowers until the actual funding of the loan. Therefore, the Company does not account for its commitments to fund loans as derivative instruments. In addition, the Company revised Note G – Commitments and Contingencies on the most current financial statements to clearly indicate the absence of rate lock commitments.

The Company has revised Note G to include a statement that the Company does not consider commitments to sell loans as derivative instruments as there is no net settlement provision and the non-delivery fee is a fixed penalty that does not fluctuate with the underlying value of the loan, as required by SFAS 149. See page F-20. The price in which investors have agreed to purchase loans is considered in both the Company’s analysis of the Lower of Cost or Market value and in Note J – Fair Value of Financial Instruments.

Note J – Fair Value of Financial Instruments, page F-19

Mortgage loans held for sale, page F-19

128.	Please advise us, and disclose in the next amendment, if you use commitment prices when you determine the fair value of mortgage loans held for sale when you have a related

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

commitment to sell the loans. On page F-8, you disclose that you use forward sales contracts to manage the interest rate risk related to your mortgage loan inventory. Do you consider these forward sales contracts when you fair value your mortgage loan inventory?

RESPONSE:

The Company complies with SFAS 107, which requires it to estimate and disclose the fair value of financial instruments. The estimated fair value amounts of the Company’s mortgage loans held for sale have been determined primarily using available market information such as quoted market prices for loans with similar coupons, maturities, and credit quality. The Company has updated this statement to reflect that prices on current loan sale commitments are also considered in assessing the fair value of loans with similar characteristics. See page F-23.

Note L – Stock Options, page F-22

129.	For each grant or issuance date, please supplementally provide to us the following information related to the all equity instruments granted during 2003 and through the date of your letter in response to this comment.

a)	The number of options, warrants or shares granted or issued,

b)	The exercise price,

c)	The fair value of the common stock, and support for how you determined the fair value, including the intervening events that you considered in your valuation,

d)	The intrinsic value, as applicable,

e)	Any deferred compensation or compensation expense recognized, and

f)	The accounting treatment for each issuance or grant, and include support for the accounting method used

RESPONSE:

*

* Confidential Treatment Requested by ECC Capital Corporation

Securities and Exchange Commission

October 29, 2004

LATHAM & WATKINS LLP

Note N – Subsequent Event, page F-24

130.	In the next amendment, please disclose how you will account for the termination agreement with RFC.

RESPONSE:

The Company has revised Note Q – Subsequent Event to include a discussion on the accounting for the termination agreement with RFC. See page F-30.

Financial Statement of ECC Capital Corporation, page F-26

Report of Independent Registered Public Accounting Firm, page F-26

131.	The audit report discloses that Irvine is the city where the audit report was issued. The accountants’ consent on that report appears to have been issued from Los Angeles. Please revise for consistency in the next amendment.

Response:

The Company obtained a revised consent letter from Grant Thornton’s Irvine office.

Note A – Summary of Significant Organizational and Accounting Policies, page F-28

132.	In the next amendment, please disclose the facts and circumstances of the transaction whereby Encore Credit will become ECC’s taxable REIT subsidiary. Include the type and level of ownership interest ECC will own upon consummation of the transaction, and how ECC will account for the transaction. Also, please disclose if all the assets, liabilities, and operations of Encore as reported in the audited financial statements of Encore, and as included in this filing, will transfer to ECC in the transaction, or advise us and disclose.

RESPONSE:

The Company has revised the footnote to the financial statements disclosing the facts and circumstances of the merger.

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 1, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call William J. Cernius at (714) 755-8172 or me at (714) 755-8094.

Sincerely,

/s/  Jeevan B. Gore

Jeevan B. Gore

of LATHAM & WATKINS LLP

Enclosures

cc (via fax): Steven G. Holder

                     Shabi S. Asghar

                     Jon R. Daurio

                     William J. Cernius

                     Jay L. Bernstein

                     Andrew S. Epstein